UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         THERMADYNE HOLDINGS CORPORATION
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   883435109
                                ----------------
                                 (CUSIP Number)

                             Ann E. Tadajweski, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2003
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP No. 883435109                                           Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                       7         Sole Voting Power
 Number of                           4,881,040
  Shares
Beneficially           8         Shared Voting Power
  Owned By                           0
   Each
 Reporting             9         Sole Dispositive Power
   Person                            4,881,040
   With
                       10        Shared Dispositive Power
                                     0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     4,881,040

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                     36.70%

14       Type of Reporting Person (See Instructions)
                  BD, IA, PN

                                  SCHEDULE 13D

CUSIP No. 883435109                                           Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                       7         Sole Voting Power
 Number of                           0
  Shares
Beneficially           8         Shared Voting Power
  Owned By                           4,881,040
   Each
 Reporting             9         Sole Dispositive Power
   Person                            0
   With
                       10        Shared Dispositive Power
                                     4,881,040

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     4,881,040

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                     36.70%

14       Type of Reporting Person (See Instructions)
                  HC

                                  SCHEDULE 13D

CUSIP No. 883435109                                           Page 4 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                       7         Sole Voting Power
 Number of                           0
  Shares
Beneficially           8         Shared Voting Power
  Owned By                           4,881,040
   Each
 Reporting             9         Sole Dispositive Power
   Person                            0
   With
                       10        Shared Dispositive Power
                                     4,881,040

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     4,881,040

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                     36.70%

14       Type of Reporting Person (See Instructions)
                  HC

                                                              Page 5 of 11 Pages


          This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares"), of Thermadyne Holdings Corporation (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 16052 Swingley Ridge Road, Suite 300, Chesterfield, Missouri, 63017.


Item 2.   Identity and Background.


          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

          ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

          iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

          This statement relates to Shares held for the accounts of certain private investment funds (the "Funds") for which Angelo, Gordon acts as general partner and/or investment adviser.

                              The Reporting Persons

          Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. John M. Angelo is a general partner of AG Partners, L.P. and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other general partner of AG Partners, L.P. and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this
Item 2.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting

                                                              Page 6 of 11 Pages


or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

          The securities held for the accounts of the Funds may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

          Mr.  Bradley G.  Pattelli  ("Mr.  Pattelli"),  a  Director  of Angelo,
Gordon, serves on the Board of Directors of the Issuer. As a Director of the Issuer, Mr. Pattelli may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


Item 5.   Interest in Securities of the Issuer.


          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.


          (a) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 4,881,040 Shares (approximately 36.70% of the total number of Shares outstanding). This number includes 4,881,040 Shares held for the accounts of the Funds.


          (b) (i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 4,881,040 Shares held for the accounts of the Funds.


               (ii) Each of Mr. Angelo and Mr. Gordon, as a result of their positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 4,881,040 Shares held for the accounts of the Funds.


          (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since April 6, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                                                              Page 7 of 11 Pages


          (d) The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership and partnership interests, respectively, in the Funds.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On November 19, 2001, the Issuer and certain of its wholly-owned direct and indirect subsidiaries, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Eastern District of Missouri (the "Bankruptcy Court"). The Bankruptcy Court confirmed the Issuer's Plan of Reorganization (the "Plan of Reorganization") and the Plan of Reorganization became effective on May 23, 2003. Pursuant to the Plan of Reorganization, approximately 13.3 million Shares were issued, of which 94.5 percent were issued to the Issuer's senior secured lenders, including the Funds. As a result, as of May 23, 2003, the Funds acquired beneficial ownership of the Shares reported herein.

          In addition to the Shares, certain of the Issuer's senior secured lenders, including the Funds, also were issued New Senior Debt Notes in an aggregate principal amount of $180 million (the "New Senior Debt Notes") by the Issuer. Consequently, the Funds currently hold an aggregate amount of $69,903,870.86 of the New Senior Debt Notes. The New Senior Debt Notes bear interest at an initial interest rate of LIBOR plus 4.5% per annum, payable quarterly in arrears, for the first year after the May 23, 2003, subject to adjustment.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 11 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  June 5, 2003                    ANGELO, GORDON & CO., L.P.

                                       By: AG Partners, L.P.,
                                           Its General Partner

                                       By:/s/ Michael L. Gordon
                                          --------------------------------------
                                          Name:   Michael L. Gordon
                                          Title:  General Partner

Date:  June 5, 2003                    JOHN M. ANGELO

                                       /s/ John M. Angelo
                                       -----------------------------------------

Date:  June 5, 2003                    MICHAEL L. GORDON

                                       /s/ Michael L. Gordon
                                       -----------------------------------------

                                                              Page 9 of 11 Pages


                                     ANNEX A

                Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship            Principal Occupation             Business Address
----------------            --------------------             ----------------
John M. Angelo              Chief Executive Officer          245 Park Avenue
(United States)                                              New York, NY 10167

Michael L. Gordon           Chief Operating Officer          245 Park Avenue
(United States)                                              New York, NY 10167

Fred Berger                 Chief Administrative Officer     245 Park Avenue
(United States)                                              New York, NY 10167

Joseph R. Wekselblatt       Chief Financial Officer          245 Park Avenue
(United States)                                              New York, NY 10167

          To the best of the Reporting Persons' knowledge:

          (a)  None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                       ---------

A.        Joint Filing Agreement, dated as of June 5, 2003,
          by and among Angelo,  Gordon & Co., L.P.,  John M.
          Angelo and Michael L. Gordon......................                  11

                                                             Page 11 of 11 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Thermadyne Holdings Corporation, dated as of June 5, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  June 5, 2003                    ANGELO, GORDON & CO., L.P.

                                       By: AG Partners, L.P.,
                                           Its General Partner

                                       By:/s/ Michael L. Gordon
                                          --------------------------------------
                                          Name:   Michael L. Gordon
                                          Title:  General Partner

Date:  June 5, 2003                    JOHN M. ANGELO

                                       /s/ John M. Angelo
                                       -----------------------------------------

Date:  June 5, 2003                    MICHAEL L. GORDON

                                       /s/ Michael L. Gordon
                                       -----------------------------------------